June 17, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Jeffrey P. Riedler
Amy Reischauer
Daniel Greenspan

Re:	Kingsway Financial Services Inc.
Registration Statement on Form S-3
Filed May 30, 2013
File No. 333-188932
Ladies and Gentlemen:
This letter sets forth the response on behalf of Kingsway Financial Services Inc. (the “Company”) to your letter, dated June 7, 2013, setting forth the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Company's filing listed above. For your convenience, the comment is reproduced below before the Company's answers.
General

I.
Please provide your analysis in support of your position that you are eligible to use Form S-3 to register this offering. In your response, please address the analysis set forth in Question 116.20 of the Securities Act Forms Compliance and Disclosure Interpretations. Alternatively, please file a pre- effective amendment to your registration statement to convert it from S-3 to Form S-1.

Response: In response to the Staff's comment, the Company has filed a pre-effective amendment to Form S-3 on Form S-1, converting the aforementioned Registration Statement on Form S-3 to Form S-1.
Please feel free to call me with any questions at (312) 853-2066, or in my absence, my colleague Istvan Hajdu at (212) 839-5651.
Regards,
/s/ Brian J. Fahrney
Brian J. Fahrney